Wells Fargo Securities, LLC

550 South Tryon Street, 5th Floor

Charlotte, North Carolina 28202

December 2, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tom Kluck

Re:	Wells Fargo Real Estate Investment Corporation
Amendment No. 3 to Registration Statement on Form S-11
(SEC File No. 333-198948)

Dear Mr. Kluck:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Wells Fargo Real Estate Investment Corporation that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 12:00 p.m., Eastern Time, on December 4, 2014, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)	Expected date of distribution: December 3, 2014.

(ii)	Expected number of prospectuses distributed: a total of approximately 6,000 copies of the prospectus will be distributed to prospective underwriters, institutional investors, dealers and others.

(iii)	We have complied with and will comply, and have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

WELLS FARGO SECURITIES, LLC
As Representative of the Underwriters

By: WELLS FARGO SECURITIES, LLC

By:	/s/ Carolyn Hurley
Name:	Carolyn Hurley
Title:	Director